Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Colorado Sake Co.
3559 LARIMER STREET
DENVER, CO 80205
https://www.coloradosakeco.com/

Up to $1,070,000.00 in Non-Voting Common Shares at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Colorado Sake Co.
Address: 3559 LARIMER STREET, DENVER, CO 80205
State of Incorporation: CO
Date Incorporated: December 12, 2016

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Non-Voting Common Shares
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Non-Voting Common Shares
Type of Security Offered: Non-Voting Common Shares
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

<u>Company Perks</u>*

**Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Time-Based Perks:</u>

First 48 hours – Friends & Family - 15% bonus shares

next 72 hours – Super Early Bird – 10% bonus Shares

Next 7 Days – Early Bird Bonus – 5% Bonus shares

<u>Volume-Based Perks:</u>

Tier 1: Invest $250+ and receive a personal shout out on our website + 10% off at our online store for one year

Tier 2: Invest $500+ and receive a Custom Colorado Sake Company Hat or T-Shirt

Tier 3: Invest $1000+ and receive a 12 pack of The Original Sake Hard Seltzer

Tier 4: Invest $5000+ and receive our Classic Colorado Sake 4 pack including customized glassware

Tier 5: Invest $10,000+ and receive 5% additional bonus shares and an online, investor's only, 'roll your own sushi class' and private sake tasting with the Colorado Sake Co. founders

Tier 6: Invest $25,000+ and receive 5% additional bonus shares and a VIP Sake Club Membership (includes quarterly shipments of newest flavors and special releases)

Tier 7: Invest $50,000+ and receive 5% additional bonus shares and name your own fermentation tank! A rare and fun opportunity for our newest investor…be as creative as you like and you will of course receive ample amounts of fresh juice from your new favorite squeeze!

Tier 8: Invest $100,000+ receive 5% additional bonus shares and a 3-day (all expenses paid) trip for you and a plus one to Denver, Colorado! You'll get the chance to meet our team who will tour you through our production facility and taproom. Get hands on in the brewery crafting your own investor's batch of sake, which will go into the tank you name! You'll then be whisked off for an exciting evening in the Rocky Mountains where you'll enjoy an exclusive sake tasting and paired Chef's dinner with the company's founders!

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Colorado Sake will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $1.00/share, you will receive and own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

We are Colorado's only sake brewery! We opened our doors to the public nearly 2 years ago and haven't looked back since. Our goal is to grow into the household name for sake in America, focusing on traditional brewing techniques but adding a Colorado twist on a dated product. We offer traditional sake as well as fresh fruit-infused sake. We are currently in approximately 255 liquor stores and 35 restaurants. Stores also include Whole Foods, Total Wine and more.

Colorado Sake was initially organized as Colorado Sake Co. (LLC), a limited liability company on December 12, 2016 and converted to a newly formed Delaware corporation on February 22, 2021.

Competitors and Industry

With only a handful of craft sake breweries in the nation, the landscape for our industry is ripe for the picking. The sake market is over $9 billion worldwide and the industry is projected to grow another $4 billion in the next 6 years. Colorado Sake wants to be the leader in this growth phase for sake worldwide.

- https://www.theinsightpartners.com/reports/sake

Current Stage and Roadmap

Colorado Sake is growing rapidly. We currently distribute our product in two states (Colorado and North Carolina) but are planning to expand to two additional states over the next eighteen months. In addition to geographic expansion, we are also finalizing the build-out of a dedicated production facility. Not only will this support overall volume growth, but will also allow Colorado Sake to produce and can our first sake seltzer. This will shift sake into one of the fastest-growing alcohol categories in the US.

- https://www.t4.ai/industry/hard-seltzer-market-share#:~:text=In%202020%2C%20the%20size%20of,(COVID%2D19)%20pandemic.

The Team

Officers and Directors

Name: William Stuart

William Stuart's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer (CEO)
  Dates of Service: December 12, 2016 - Present
  Responsibilities: Overseeing day to day operations. Annual salary of $25,000.

Name: Heather Dennis

Heather Dennis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of Sales
  Dates of Service: February 01, 2018 - Present
  Responsibilities: Setting projections and growth strategies for the sales team. Overseeing day to day sales, account management, payroll, etc. Annual salary of $30,000.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Non-Voting Common Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Non-Voting Common Shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12

months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Minority Holder; Securities with No Voting Rights
The common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at

a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse

to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our company. Further, any significant disruption in service on Colorado Sake or in its computer systems could reduce the attractiveness of the company and result in a loss of investors and companies interested in using our company. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Colorado Sake could harm our reputation and materially negatively impact our financial condition and business.

We may not have enough capital as needed and maybe required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Non-Voting Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Non-Voting Common Stock. In addition, if we need to raise more equity capital from the sale of Voting Common Stock or Non-Voting Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our

management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscript ions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They

may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company' s value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi- year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result , if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product is dependent on outside government regulation which can be subject to change at anytime
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations , advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Minority Holder; Securities with No Voting Rights
The Non-Voting Common Stock an investor is buying have no voting rights attached to it. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of the Company, you will only be paid out if there is any cash remaining after all of the creditors of the Company have been paid out.

An increase in alcoholic beverage excise taxes could adversely affect financial results
The federal government and all of the states levy excise taxes on alcoholic beverages. Individual states also impose excise taxes on alcoholic beverages in varying amounts, which have also been subject to change. If federal or state excise taxes are increased, the Company may need to increase its selling price to maintain its current projected margins, which may or may not be accepted by our customers.

Changes in consumer preferences or public attitudes about alcohol could decrease demand for the Company's products
If consumers are unwilling to accept the Company's products or if general consumer trends cause a decrease in the demand for alcoholic beverages, it would adversely impact the Company's sales and results of operations. Further, the alcoholic beverage industry has become the subject of considerable societal and political attention in recent years due to increasing public concern over alcohol-related social problems, including drunk driving, underage drinking, and health consequences from the misuse

of alcohol. As an outgrowth of these concerns, the possibility exists that advertising by alcohol producers could be restricted, that additional cautionary labeling or packaging requirements may be imposed or that there may be renewed efforts to impose, at either the federal or state level, increased excise or other taxes on alcohol sold in the United States.

Covid
COVID has and will continue to impact the craft alcohol industry in both negative and positive ways. There is a risk of investment loss due to unforeseen and swift changes in the market and the regulations in the craft alcohol industry.

Contamination of our product could harm our business
We are subject to certain hazards and product liability risks, such as potential contamination, through tampering or otherwise, of ingredients or products. Contamination of any of our products could cause or destroy our products held in inventory and cause the need for a product recall, which could significantly damage our reputation for product quality.

We rely upon our suppliers to produce our products consistently, on time and with the highest level of quality
Many of our products are only available from one supplier. The operations of our suppliers can be subject to additional risk beyond our control, including shipping delays, labor disputes, trade restrictions or any other change in local conditions. Any disruption in our supply chain could have a material adverse effect on our business.

Industry Barriers
The beverage alcohol market operates on a federally regulated supply chain where 100% of the distribution has become consolidated among a hand full of dominate distributors who largely serve the interests of 20 or so major global suppliers. Without partnerships with major distributors, or an alternative supply chain, the Company may not achieve its growth targets on the time-horizon offered.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
William Stuart	6,847,228	Voting Common Shares	57.06
Heather Dennis	3,562,410	Voting Common Shares	29.69

The Company's Securities

The Company has authorized Voting Common Shares, and Non-Voting Common Shares. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Non-Voting Common Shares.

Voting Common Shares

The amount of security authorized is 18,700,000 with a total of 12,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

The total number of shares outstanding only includes the 12,000,000 shares of common stock. The Company currently has approximately $51,700 in promissory notes outstanding that have the option to convert to equity in the event there is an event of default under the promissory notes. Please refer to the Indebtedness section of the Offering Memorandum for further details regarding current outstanding convertible notes which may affect your ownership in the future.

Non-Voting Common Shares

The amount of security authorized is 1,300,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Shares.

Material Rights

There are no material rights associated with Non-Voting Common Shares.

What it means to be a minority holder

As a minority holder of Non-Voting Common Shares of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Voting Common Shares
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 12,000,000

Use of proceeds: -
Date: December 14, 2020
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for fiscal year 2020 was up $302,207 versus 2019. Despite the tap room being closed for nearly four months due to the COVID-19 pandemic, sales were up year over year. In addition, liquor store sales increased significantly.

Cost of Sales

Cost of sales in 2020 was $123,634 versus $82,677 in 2019. As a percent of revenue, cost of sales declined year-over-year from approximately 28% to 21%. This decline was driven primarily by improved production efficiency.

Gross Margins

2020 gross margins were 79% versus 2019's gross margins of 72%. The improvement in margin was driven primarily by higher liquor store sales and improved production efficiency.

Expenses

The Company's expenses consist of, among other things, payroll, general and administrative, advertising and marketing, materials and supplies, and professional expenses. Total operating expenses in 2020 increased $223,802 over 2019. As a percentage of revenue, total operating expenses decreased from 81% to 77% year over year. This decrease was driven primarily by increased revenue and improved expense absorption.

Historical results and cash flows:

Colorado Sake Co's historical results may not be indicative of future results. As the Company scales production and enters new geographic markets and product segments, gross margins may decline and working capital needs may increase. In addition, the Company anticipates meaningful capital expenditures in the coming years.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 31, 2021, the Company had $171,212 of cash on hand. In addition, the Company expects to receive an additional $350,000 in funds from an increased EIDL loan.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised from this campaign will accelerate the growth of the Colorado Sake Company. However, these funds are not critical to ongoing operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

In the opinion of Management, the funds from this campaign are not necessary for the viability of the Company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the campaign raises the minimum amount, the Company anticipates reducing its growth plans and continuing to operate in a self-funded mode for the next 10 years.

How long will you be able to operate the company if you raise your maximum funding goal?

If the campaign raises the maximum amount, the Company anticipates maintaining its current growth plans. Additional growth capital may be required in 2021 or future years. With raising the full amount we will be growing operations for the next 10 years

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Future sources of capital include but are not limited to additional Reg CF offerings, private equity, lines of credit, and government-backed loans.

Indebtedness

- **Creditor:** Jennifer Eubanks
  Amount Owed: $25,850.00
  Interest Rate: 0.065%
  Maturity Date: April 26, 2021
  In the event that the Company defaults under the promissory note, the lender has the option to either (a) immediately call due the payment of all outstanding principal and interest under the promissory note or (b) convert the value of the outstanding principal and interest into a number of shares of equity of the Company based on the value of the Company's equity at the time of the election.

- **Creditor:** Russel Eubanks
  Amount Owed: $25,850.00
  Interest Rate: 0.065%
  Maturity Date: December 01, 2023
  In the event that the Company defaults under the promissory note, the lender has the option to either (a) immediately call due the payment of all outstanding principal and interest under the promissory note or (b) convert the value of the outstanding principal and interest into a number of shares of equity of the Company based on the value of the Company's equity at the time of the election.

- **Creditor:** Scott Coughlin
  Amount Owed: $44,400.00
  Interest Rate: 0.0%
  Maturity Date: December 01, 2023

- **Creditor:** Micropure
  Amount Owed: $27,851.00
  Interest Rate: 1.0%
  Maturity Date: October 01, 2023

- **Creditor:** SBA EIDL
  Amount Owed: $150,000.00
  Interest Rate: 3.75%

Maturity Date: May 16, 2050

- **Creditor:** SBA PPP
  Amount Owed: $25,000.00
  Interest Rate: 0.5%
  Maturity Date: April 30, 2022

Related Party Transactions

- **Name of Entity:** William Stuart
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: William Stuart, CEO and director of the company, sold 960,000 shares of Voting Common Stock to Heather Dennis, Head of Sales and director of the company, on January 1, 2021 for $28,800.
  Material Terms: William Stuart, CEO and director of the company, sold 960,000 shares of Voting Common Stock to Heather Dennis, Head of Sales and director of the company, on January 1, 2021 for $28,800.

- **Name of Entity:** Scott Coughlin
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Loan to the company at 0.00% interest
  Material Terms: 50,000, 0.00% interest rate, maturity date 1.1.2023, 3 year term

Valuation

Pre-Money Valuation: $12,000,000.00

Valuation Details:

Valuations for craft spirits companies are often based primarily on annual case sales. Per the Forbes article of April 11, 2017 titled “Consolidation Bubbling up in Craft Spirits”, a typical valuation is $1,000 per annual 9-liter case.* However, some M&A transactions have occurred at much higher multiples. Such examples include Casamigos Tequila for $700mm (valuation of $4,117 per case at 170,000 cases) and High West Distillery for $160mm (valuation of $2,285 per case at 70,000 cases).**

Annualizing Colorado Sake’s March 2021 production of 7,000 liters and converting to case equivalents results in an annual estimated production of 9,333 case equivalents. At the low, medium, and high valuations noted above, this results in pre-money valuations of $9.3mm, $20.5mm, and $38.3mm respectively. Given this range, Management believes a valuation of $12.0mm is appropriate.

The Company set its valuation internally without a formal third-party independent valuation.

*https://www.forbes.com/sites/mergermarket/2017/04/11/consolidation-bubbling-up-in-craft-spirits/?sh=732bd43b39bd

**https://www.thedrinksbusiness.com/2017/08/diageo-completes-1bn-purchase-of-george-clooneys-tequila/

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  60.0%
  We would use the 10k for payroll.

- *Working Capital*
  16.5%
  This will be used to to expand our team. Bringing on a national sale rep and expanding our production team

- *Marketing*
  20.0%
  We need to use these funds to spread awareness into new markets across the us. We will start by spending funds in new markets that carry our products then expand this across the states.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  20.0%
  Social media ad buys to help grow the brand

- *Operations*
  60.0%
  We will use the proceeds to fund ongoing operations, build out our production facility, and develop and can sake seltzer.

- *Working Capital*
  16.5%
  We will use proceeds to buy cans ahead of our sake seltzer rollout, build seasonal inventory, and fund ongoing working capital.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.coloradosakeco.com/ (https://www.coloradosakeco.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/colorado-sake

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Colorado Sake Co.

[See attached]

COLORADO SAKE COMPANY

FINANCIAL STATEMENT FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNT'S REVIEW REPORT

To Management
Colorado Sake Company
Denver, Colorado

We have reviewed the accompanying financial statements of Colorado Sake Company, which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
December 23, 2020

PO BOX 51121 • SPARKS, NV 89435 • 775.525.1TAX (1829) • WWW.BELLEBS.COM

COLORADO SAKE COMPANY
BALANCE SHEETS
DECEMBER 31, 2019 AND 2018

ASSETS

	2019	2018
CURRENT ASSETS		
Cash and cash equivalents	$ 291	$ 339
Accounts receivable, net	9,442	9,304
Inventory	22,830	3,600
TOTAL CURRENT ASSETS	32,563	13,243
PROPERTY AND EQUIPMENT		
Property and equipment, net	108,437	57,016
TOTAL ASSETS	$ 141,000	$ 70,259

LIABILITIES AND MEMBERS' EQUITY

	2019	2018
CURRENT LIABILITIES		
Accounts payable	$ 16,441	$ -
Accrued expenses	3,532	148
Note payable - current portion	4,000	-
TOTAL CURRENT LIABILITIES	23,973	148
LONG-TERM LIABILITIES		
Note payable	57,398	-
TOTAL LONG-TERM LIABILITIES	57,398	-
TOTAL LIABILITIES	81,371	148
MEMBERS' EQUITY		
Contributions/(Distributions)	44,701	29,013
Retained earnings	14,928	41,098
TOTAL MEMBERS' EQUITY	59,629	70,111
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 141,000	$ 70,259

See independent accountant's review report and accompanying notes to financial statements.

COLORADO SAKE COMPANY
STATEMENTS OF INCOME
DECEMBER 31, 2019 AND 2018

	2019	2018
REVENUES	$ 295,965	$ 71,175
COST OF GOODS SOLD	82,677	25,607
GROSS PROFIT	213,288	45,568
OPERATING EXPENSES		
Advertising and marketing	12,400	9,769
Automotive expense	7,571	814
Depreciation expense	10,343	3,182
General and administrative	16,668	7,641
Insurance expense	4,656	2,640
Materials and supplies	6,894	6,149
Office expenses	21,194	2,964
Payroll expense	141,680	1,145
Professional fees	1,415	2,697
Rent expense	11,176	9,856
Repairs and maintenance	1,562	896
Taxes and licenses	3,415	750
TOTAL OPERATING EXPENSES	238,974	48,503
NET OPERATING INCOME	(25,686)	(2,935)
OTHER INCOME/(EXPENSES)		
Interest expense	(484)	-
TOTAL OTHER INCOME/(EXPENSES)	(484)	-
NET LOSS	$ (26,170)	$ (2,935)

See independent accountant's review report and accompanying notes to financial statements.

COLORADO SAKE COMPANY
STATEMENTS OF EQUITY
DECEMBER 31, 2019 AND 2018

	Contributions/ (Distributions)	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2018	33,462	$ 44,033	$ 77,495
Distributions	(4,449)		$ (4,449)
Net loss		(2,935)	$ (2,935)
ENDING BALANCE, DECEMBER 31, 2018	$ 29,013	$ 41,098	$ 70,111
Contributions	15,688	-	$ 15,688
Net loss	-	(26,170)	$ (26,170)
ENDING BALANCE, DECMEBER 31, 2019	**$ 44,701**	**$ 14,928**	**$ 59,629**

See independent accountant's review report and accompanying notes to financial statements.

COLORADO SAKE COMPANY
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2019 AND 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (26,170)	$ (2,935)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	10,343	3,182
(Increase) decrease in assets:		
Accounts receivable	(138)	(9,304)
Inventory	(19,230)	(3,600)
Increase (decrease) in liabilities:		
Accounts payable	16,441	-
Accrued expenses	3,384	148
CASH USED FOR OPERATING ACTIVITIES	(15,370)	(12,509)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for fixed assets	(61,764)	(28,298)
CASH USED FOR INVESTING ACTIVITIES	(61,764)	(28,298)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions/(Distributions) of capital	15,688	(4,449)
Issuance of note payable	61,398	-
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	77,086	(4,449)
NET DECREASE IN CASH	(48)	(45,256)
CASH AT BEGINNING OF YEAR	339	45,595
CASH AT END OF YEAR	$ 291	$ 339
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ 484	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

COLORADO SAKE COMPANY
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2019 AND 2018

1. Summary of Significant Accounting Policies

The Company
Colorado Sake Company (the "Company") was formed in the State of Colorado on December 12, 2016. The Company has created a clean, unpasteurized, and undiluted Sake alcohol to Colorado. In addition, the Company offers an event space and educational classes that can educate 10 to 70 people.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2019, and 2018, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2020 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's manufacturing, and effects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2019, and 2018, the Company believed all amounts in accounts receivable are collectable.

1. **Summary of Significant Accounting Policies (continued)**

Inventory
Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2019 and 2018, the balance of inventory related to finished goods was $22,830 and $3,600, respectively.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Vehicles are depreciated over five years, while brewing equipment is depreciated over seven years. Leasehold improvements are depreciated over ten years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company is taxed as a partnership for federal income tax purposes. Therefore, the Company's earnings are included on the members' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to income tax filing requirements in the State of Colorado.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2019, and 2018 the Company had recognized sales of $295,965 and $71,175, respectively.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

1. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Property and Equipment

Property and equipment consisted of the following at December 31, 2019 and 2018:

Property and equipment at cost:

	2019	2018
Brewing equipment	$ 92,843	$ 31,079
Leasehold improvements	21,119	21,119
Vehicles	$ 8,000	8,000
	121,962	60,198
Less: Accumulated depreciation	13,525	3,182
Total	$ 108,437	$ 57,016

4. Notes Payable

Debt consisted of the following at December 31, 2019 and 2018:

	2019	2018
Contract note payable; interest at 0% per annum, maturing in March 2020, no minimum monthly payments, uncollateralized.	$ 4,000	$ -
Contract note payable; interest at 1% per annum, maturing in December 2022, monthly payment of $1,217, collateralized by brewing equipment.	40,859	-
Contract note payable; interest at 18.99% per annum, maturing in June 2024, monthly payment of $183, collateralized by brewing equipment.	6,260	-
Contract note payable; interest equivelent to 25.65%, maturing in December 2024, monthly payment of $306, uncollateralized.	10,279	-
Less: Current portion of notes payable	20,048	-
Long term portion of notes payable	41,350	-
Maturity of the note payable is as follows:		
December 31, 2020	$ 20,048	$ -
December 31, 2021	17,132	-
December 31, 2022	17,386	-
December 31, 2023	4,298	
December 31, 2024	2,535	-
	$ 61,398	$ -

5. Subsequent Events

In November 2020, the Company issued two convertible promissory notes, totaling $62,500. Under the terms of these notes, the Company is to pay $877 per note, beginning December 2020, and continuing through November 2023. Any remaining outstanding balance of accrued interest and unpaid interest, along with the principal of the notes are due and payable on the maturity date. The notes bear interest rates of 0.67% per annum. In the event of default, the interest rate will rise to 8%. If the lender makes a conversion election, the lender shall be entitled to convert all amounts due under this note to equity in the Company.

In December 2020, the Company filed a Statement of Conversion with the Colorado Secretary of State, in which, the Company changed from a Limited Liability Company to a domestic Corporation. In conjunction with this change, the Company will switch from being taxed as a Partnership to being taxed as a Corporation. The number of capital shares the Corporation will have the authority to issue is 20,000,000 shares, which consist of: (1) 18,930,000 shares of Voting Common Shares, at a par value of $0.01 per share and (2) 1,070,000 shares of Non-Voting Common Shares, at a par value of $0.01 per share.

During 2020, a total of $22,368 of the notes payable, discussed in Note 6 were paid off.

The Company has evaluated subsequent events through December 23, 2020, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

COLORADO SAKE COMPANY

FINANCIAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Colorado Sake Company
Denver, Colorado

We have reviewed the accompanying financial statements of Colorado Sake Company, which comprise the balance sheet as of December 31, 2020, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
April 14, 2021

COLORADO SAKE COMPANY
BALANCE SHEET
DECEMBER 31, 2020
(unaudited)

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	150,843
Accounts receivable, net		17,510
Inventory		7,540
Prepaid expenses and other current assets		14,440
TOTAL CURRENT ASSETS		190,333
PROPERTY AND EQUIPMENT		
Property and equipment, net		109,745
TOTAL ASSETS	$	300,078

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	6,168
Accrued expenses		9,239
Note payable - current portion		15,694
Convertible notes - current portion		10,352
SBA - PPP loans		25,000
TOTAL CURRENT LIABILITIES		66,453
LONG-TERM LIABILITIES		
Notes payable		168,529
Convertible notes		50,418
Notes payable - related party		50,000
TOTAL LONG-TERM LIABILITIES		268,947
TOTAL LIABILITIES		335,400
MEMBERS' EQUITY		
Contributions/(Distributions)		(75,444)
Retained earnings		40,122
TOTAL MEMBERS' EQUITY		(35,322)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	300,078

See independent accountant's review report and accompanying notes to financial statements.

COLORADO SAKE COMPANY
STATEMENT OF INCOME
DECEMBER 31, 2020
(unaudited)

REVENUES	$ 598,172
COST OF GOODS SOLD	123,634
GROSS PROFIT	474,538
OPERATING EXPENSES	
Advertising and marketing	19,996
Depreciation and amortization expense	13,256
General and administrative	155,728
Materials and supplies	62,188
Payroll expense	195,825
Professional fees	15,783
TOTAL OPERATING EXPENSES	462,776
NET OPERATING INCOME	11,762
OTHER INCOME/(EXPENSES)	
Interest income	5
Other income	8,647
Grant income	8,000
Interest expense	(3,220)
TOTAL OTHER INCOME/(EXPENSES)	13,432
NET INCOME	$ 25,194

See independent accountant's review report and accompanying notes to financial statements.

COLORADO SAKE COMPANY
STATEMENT OF EQUITY
DECEMBER 31, 2020
(unaudited)

	Contributions/ (Distributions)	Retained Earnings (Accumulated Deficit)	Total
ENDING BALANCE, DECEMBER 31, 2019	$ 44,701	$ 14,928	$ 59,629
Buyout of partners	(120,145)	-	$ (120,145)
Net income	-	25,194	$ 25,194
ENDING BALANCE, DECMEBER 31, 2020	**$ (75,444)**	**$ 40,122**	**$ (35,322)**

See independent accountant's review report and accompanying notes to financial statements.

COLORADO SAKE COMPANY
STATEMENT OF CASH FLOWS
DECEMBER 31, 2020
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 25,194
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization expense	13,256
(Increase) decrease in assets:	
Accounts receivable	(8,068)
Inventory	15,290
Prepaid expenses and other current assets	(14,440)
Increase (decrease) in liabilities:	
Accounts payable	(10,273)
Accrued expenses	5,707
CASH PROVIDED BY OPERATING ACTIVITIES	26,666
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash used for fixed assets	(14,564)
CASH USED FOR INVESTING ACTIVITIES	(14,564)
CASH FLOWS FROM FINANCING ACTIVITIES	
Partner buyout	(120,145)
Issuance of notes payable, net of payments	122,825
Issuance of convertible notes, net of payments	60,770
Issuance of related party note payable	50,000
Issuance of SBA - PPP loans	25,000
CASH PROVIDED BY FINANCING ACTIVITIES	138,450
NET INCREASE IN CASH	150,552
CASH AT BEGINNING OF YEAR	291
CASH AT END OF YEAR	$ 150,843

CASH PAID DURING THE YEAR FOR:	
INTEREST	$ 3,220
INCOME TAXES	$ -

See independent accountant's review report and accompanying notes to financial statements.

COLORADO SAKE COMPANY
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2020
(unaudited)

1. Summary of Significant Accounting Policies

The Company
Colorado Sake Company (the "Company") was formed in the State of Colorado on December 12, 2016. The Company has created a clean, unpasteurized, and undiluted Sake alcohol to Colorado. In addition, the Company offers an event space and educational classes that can educate 10 to 70 people.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and effects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2020, the Company believed all amounts in accounts receivable are collectable.

1. **Summary of Significant Accounting Policies (continued)**

Inventory
Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2020 the balance of inventory related to finished goods was $5,471 and the balance related to work in progress was $2,069.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Vehicles are depreciated over five years, while brewing equipment is depreciated over seven years. Leasehold improvements are depreciated over ten years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company is taxed as a partnership for federal income tax purposes. Therefore, the Company's earnings are included on the members' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to income tax filing requirements in the State of Colorado.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2020, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling sake, event space and educational classes. The Company's payments are generally collected upfront. For year ending December 31, 2020 the Company recognized $598,172 in revenue.

1. **Summary of Significant Accounting Policies (continued)**

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period.

1. **Summary of Significant Accounting Policies (continued)**

New Accounting Pronouncements (continued)

The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or

1. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)
conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Property and Equipment

Property and equipment consisted of the following at December 31, 2020:

Property and equipment at cost:

Brewing equipment	$ 107,407
Leasehold improvements	21,119
Vehicles	8,000
	136,526
Less: Accumulated depreciation	26,781
Total	$ 109,745

4. Notes Payable – Related Party

During the year ending December 31, 2020, the Company took a loan out with a related party. The loan carries no interest, no minimum monthly payment and matures in 2023.

5. Notes Payable

Debt consisted of the following at December 31, 2020:

SBA EIDL loan; interest at 3.75% per annum, maturing in July 2050, minimum monthly payment of $694, uncollateralized.	$	150,099
Contract note payable; interest at 1% per annum, maturing in December 2022, monthly payment of $1,217, collateralized by brewing equipment.		34,124
	$	184,223
Less: Current portion of notes payable		15,694
Long term portion of notes payable		168,529

Maturity of the note payable is as follows:

December 31, 2021	$	15,694
December 31, 2022		22,603
December 31, 2023		2,916
December 31, 2024		3,027
December 31, 2025		3,142
Thereafter		136,841
	$	184,223

6. Convertible Notes

In November 2020, in conjunction with the buyout of partners, the Company issued two convertible promissory notes, totaling $62,500. Under the terms of these notes, the Company is to pay $877 per note, beginning December 2020, and continuing through November 2023. Any remaining outstanding balance of accrued interest and unpaid interest, along with the principal of the notes are due and payable on the maturity date. The notes bear interest rates of 0.67% per annum. In the event of default, the interest rate will rise to 8%. If the lender makes a conversion election, the lender shall be entitled to convert all amounts due under this note to equity in the Company.

7. SBA PPP Loans

In 2020, the Company received loan proceeds of $25,000 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP Loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels.

6. SBA PPP Loans (continued)

The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during twenty-four-week period.

The PPP Loan is evidenced by a promissory note, between the Company, as Borrower, and The Small Business Association., as Lender. The interest rate on the Note is 1% per annum, with interest accruing on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days. No payments of principal or interest are due during the six-month period beginning on the date of the Note.

As noted above, the principal and accrued interest under the Note evidencing the PPP Loan are forgivable after twenty-four weeks as long the Company has used the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the Company terminates employees or reduces salaries during the twenty-four-week period. The Company used the proceeds for purposes consistent with the PPP loan. In order to obtain full or partial forgiveness of the PPP Loan, the Company must request forgiveness and must provide satisfactory documentation in accordance with applicable Small Business Administration ("SBA") guidelines. Interest payable on the Note may be forgiven only if the SBA agrees to pay such interest on the forgiven principal amount of the Note. The Company will be obligated to repay any portion of the principal amount of the Note that is not forgiven, together with interest accrued and accruing thereon at the rate set forth above, until such unforgiven portion is paid in full.

As of December 31, 2020, the Company believes that the PPP funds were used appropriately for all funds to be forgiven once the SBA processes the loan forgiveness application.

7. Subsequent Events

The Company filed a Statement of Conversion with the Colorado Secretary of State, in which, the Company changed from a Limited Liability Company to a domestic Corporation. In conjunction with this change, the Company will switch from being taxed as a Partnership to being taxed as a Corporation. The number of capital shares the Corporation will have the authority to issue is 20,000,000 shares, which consist of: (1) 18,930,000 shares of Voting Common Shares, at a par value of $0.01 per share and (2) 1,070,000 shares of Non-Voting Common Shares, at a par value of $0.01 per share. The Company is still in the process of switching from an LLC to a Corporation.

The Company has evaluated subsequent events through April 14, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Colorado Sake

Craft Sake Brewery


THE ORIGINAL
SAKE
HARD SELTZER
COLORADO
SAKE CO

Website DENVER, CO FOOD & BEVERAGE

Colorado Sake Company is a sake brewery and tasting room offering a variety of premium and unique local sake's, both in-house and online.

$0.00 raised

0 Investors	$12M Valuation
$1.00 Price per Share	$250.00 Min. Investment
	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Reasons to Invest

- Colorado Sake expanded its location from 500 square feet to 4000 square feet in year one and has since grown into 15,000 square feet
- Colorado Sake is distributing across the whole state.
- Colorado Sake has experienced exponential growth and has a profit margin of about 80%.



Our sake has been a true labor of love!

After what felt like years of long days, endless test batches and a limitless determination to perfect our recipe, we finally opened our doors! The sake we dreamed of bringing to Denver, Colorado is clean, unpasteurized, undiluted and delicious! It is available in a variety of both unique and traditional selections.


COLORADO
SAKE

THE PROBLEM

The domestic sake market is seriously lacking...

After researching all the brands of sake available to the consumer, we soon discovered that there are limited options in the domestic sake space. Fueled by our passion for the beverage, we set out to create a delicious all American product! At the same time we also saw a gap in the local market for a sake brewery and tasting room you could visit and be educated from, so we opened our own in Denver, Colorado.


COLORADO SAKE CO
American Standard
• 100% Premium Junmai Ginjo
• Only 4 - all natural ingredients: California grown rice, koji, yeast and pure Rocky Mountain water.
• Gluten Free, Vegan, Low in Sugar
• 15 - 16% ABV
COLORADO SAKE CO
HANDCRAFTED
AMERICAN STANDARD

American Standard is our signature, traditional Junmai Ginjo Sake and the base of every infusion we produce here at Colorado Sake. We adhere to traditional brewing techniques while using all domestic ingredients. Our rice is sourced from California, polished to 60%, and combined with our handcrafted Koji, proprietary yeast blend and Rocky Mountain Water. The result? A clean undiluted sake, not overly dry nor overly sweet, with rich notes of grapefruit and banana.


COLORADO SAKE CO
Blueberry Hibiscus
• 100% Premium Junmai Ginjo
• Juiced Blueberries and steeped with Hibiscus Flowers.
• Gluten Free, Vegan, Low in Sugar
• 15 - 16% ABV
COLORADO SAKE CO
HANDCRAFTED
BLUEBERRY HIBISCUS

This delicious blend is an infusion of our traditional American Standard Junmai Ginjo Sake. After brewing for 4 weeks, we select the freshest blueberries and hibiscus flowers to steep into the batch. This allows the active yeast and koji enzymes to break down the fruit and flowers, culminating in a balanced acid structure with a subtle sweetness provided by the fruit. The result? A delicate and refreshing, lightly sweetened beverage.


COLORADO SAKE CO
Lychee Nigori
• 100% Premium Junmai Ginjo
• All natural ingredients: Lychee a small tropical fruit that adds a sweet pear & grape- like flavor to our Nigori.
• Gluten Free, Vegan, Low in Sugar
• 15 - 16% ABV
COLORADO SAKE CO
HANDCRAFTED
LYCHEE NIGORI

Originating from China, the small yet powerful lychee fruit has proven to be a very popular feature in asian cuisine globally. Here at Colorado Sake, we utilize their unique flavor by combining them with the creamy mouthfeel of our traditional unfiltered nigori. The result? A soft and tropical semi-sweet blend with tasty notes of passionfruit and lemon.


COLORADO
SAKE CO
Horchata Nigori
• 100% Premium Junmai Ginjo
• Made with fresh vanilla beans and cinnamon sticks!
• Gluten Free, Vegan, Low in Sugar
• 15 - 16% ABV
COLORADO
SAKE CO
HANDCRAFTED
HORCHATA
NIGORI

This international favorite is a delicious blend of two cultures that tastes remarkably like traditional Mexican horchata with the refreshing and crisp drinkability of sake. We infuse our unfiltered nigori with a house made cinnamon and vanilla recipe. The result? A slightly sweetened delicious beverage best served over ice in summer or warmed up on a cold snowy day!


COLORADO
SAKE CO
HORCHATA
NIGORI

There are few domestic sakes currently on the market leading to a lack of choice and little variety for consumers

THE SOLUTION

Delicious premium domestic sake in a variety of selections


SAKE SELTZER
SAKE SELTZER
SAKE SELTZER
SAKE SELTZER

Coming Summer 2021 is our brand new line of Hard Sake Seltzers, the original sake seltzer. Our Flavors will include Yuzu Ginger, Blood Orange, Mixed Berry and Lime. Our Seltzers are flavor forward compared to most competitors, with just the right amount of carbonation to be refreshing but also go down easily. Coming in at a whopping 6% ABV to hit that sweet spot placing it in the center of brands that are currently available.




COLORADO SAKE

THE MARKET

Sake is growing faster than any other alcohol in the US, but the domestic sake market is still pretty bare!

Sake is one of the fastest-growing alcohol spaces in the US. Currently, there are approximately 15 active domestic sake makers in the US which gives us an opportunity to take a huge share of the market and tons of potential for exponential growth. There are 11,000 wineries and 8,000+ beer breweries in the USA, but sake breweries are few and far between.

We are offering our investors a unique opportunity to get involved in a company with great potential to be leaders in the domestic sake space, just ahead of its national expansion!


Only 15 active domestic sake makers in the US


Which gives us a huge share of the market and tons of potential for growth.
COLORADO SAKE

OUR TRACTION

Fast growth and statewide expansion

We have experienced a 310% growth rate year-over-year and achieved brand recognition and popularity amongst our customers. This led to a much needed expansion of our Denver taproom location- 500 sq ft to 4000 sq ft in the first year! Production has moved into our new 14,000 sq ft space as of June 2021. We have also expanded our retail offerings since launching from 2 to 4 flavor varieties and have begun distributing statewide in the last 12 months.


310 %
Sales increase over 3 years
Expanded our production space from 500 sq ft to 14,000 sq ft
COLORADO SAKE
AMERICAN STANDARD
LYCHEE NIGORI
HORCHATA NIGORI
BLUEBERRY HIBISCUS
Expanded our retail offerings from 2-4
Growth Rate Year-Over-Year

On The Shelves Of These Big Chains In Colorado:

WHAT WE DO

Affordable, premium, local, craft!


COLORADO
SAKE
CO

Sake is a traditional Japanese fermented alcoholic beverage made from rice. It is vegan, gluten-free, low in sugar and high in alcohol. Our sake is available in a variety of flavors and contains no sulfites or tannins.

Our brewery and tasting room offers a unique event space that works with customers to develop custom packages designed to create their perfect event! Whether it's a corporate holiday party or a gathering of close friends. For groups of 10-70, we offer tastings & tours, full buy-outs, roll-your-own sushi parties with a private chef, sake 101 classes and more!


SAKE SELTZER

Our sake is available in a variety of flavors and contains no sulfites or tannins


COLORADO
SAKE


COLORADO
SAKE


COLORADO
SAKE


COLORADO
SAKE CO

THE BUSINESS MODEL

We sell B2B as well as D2C both in-person and online, with high profit margins!

- Our price for 6 cases, with each case containing 12 bottles, is $576.
- Our COGS for 6 cases is $120 and the profit margin on those is about 80%.
- We currently sell our sake directly to our consumers both in-house and online.


$576
Price of 6 cases, with each case containing 12 bottles.
$120
Cost of Goods Sold
80%
Profit margin

HOW WE ARE DIFFERENT

Unique, innovative, premium domestic sake, designed to appeal to the American consumer


COLORADO SAKE CO
HANDCRAFTED
AMERICAN STANDARD
Bright and colorful labels that are written completely in English

Colorado Sake Co. is one of only 15 domestic sake producers in the USA. Our bright and colorful labels are clean, bold and easy to understand. They were designed to appeal directly to the American consumer.

Several of our varieties are made using real fruit infusions, which are hard to come by in the sake world, mainly due to Japanese laws and restrictions. Unlike many products on the market that contain artificial flavors and preservatives, our sake is made using only the freshest ingredients! It is then lightly pasteurized and never diluted!


COLORADO SAKE CO
Our sake is undiluted, lightly pasteurized, fresh, local, and premium!

THE VISION

Our goal is to make Colorado Sake a household name nationwide!

Growth *in* Cases

1 case = 12 bottles of Sake


Bottle Equivalent
2018
4,896
2019
24,000
2020
50,400
2021
(Projected)
151,200
2018
408
2019
2k
2020
4.2K
2021
12.6K

We have set out to raise capital for our national campaign to further expand our business. With the funds that we raise, we plan to expand our warehouse and significantly increase production levels and out of state distribution.

We are aiming for nationwide expansion and our goal is to become the household name in domestic sake. We believe we have the potential to become the favored sake brand among American consumers, the brand they think of and the bottle they gravitate toward!


COLORADO SAKE CO
Our goal is to become a household name
Be the brand consumers think of and the bottle they gravitate toward
COLORADO SAKE CO
HORCHATA NIGORI

OUR LEADERSHIP

Passionate about our craft and committed to the community we serve

Our story is that of a true start up, built completely from the ground up and 100% self-funded. Our entire team has been in the hospitality industry for many years, which has given us extensive knowledge on how to build strong customer relationships as well as direct insight into the interests of our community!

Fueled by a passion for sake and desire to make it widely available and appreciated, Colorado Sake is our full time 'baby' and its success is our complete priority!


William Stuart
Founder | CEO
Sake Brewer
Heather Dennis
Co-Founder
Director of Sales
Amadee Simms
Production Manager
Sake Brewer

WHY INVEST

Sake's popularity is growing fast and we have the vision and proof of concept to take us to the next level!


A unique investment opportunity in a company with great potential to be leaders in domestic sake

Sake is the fastest growing alcohol space in the US and we are offering the public a unique investment opportunity in a company with great potential to be leaders in the domestic sake space, just ahead of its national expansion. We have a small business owner's mindset with huge growth potential and our proof of concept has been proven with the success of our current offerings from our Denver location. We look forward to having you on board as we move toward our goal of being 'America's favorite' sake brand!


A NEW TRADITION OF AMERICAN


COLORADO SAKE CO
HANDCRAFTED
HORCHATA NIGORI
COLORADO SAKE CO
HANDCRAFTED
AMERICAN STANDARD
COLORADO SAKE CO
HANDCRAFTED
LYCHEE NIGORI
COLORADO SAKE CO
HANDCRAFTED
BLUEBERRY HIBISCUS


COLORADO SAKE CO

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In the Press

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Meet Our Team



William Stuart

Chief Executive Officer (CEO)



Heather Dennis

Director of Sales



Joshua McElreavy

Director Of Marketing



Missy Stewart

Sales

Offering Summary

Company	Colorado Sake Co.
Corporate Address	3559 LARIMER STREET, DENVER, CO 80205
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$250.00

Terms

Offering Type	Equity
Security Name	Non-Voting Common Shares
Minimum Number of Shares Offered	10,000
Maximum Number of Shares Offered	1,070,000
Price per Share	$1.00
Pre-Money Valuation	$12,000,000.00

Company Perks*

**Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based Perks:

First 48 hours – Friends & Family - 15% bonus shares

next 72 hours – Super Early Bird – 10% bonus Shares

Next 7 Days – Early Bird Bonus – 5% Bonus shares

Volume-Based Perks:

Tier 1: Invest $250+ and receive a personal shout out on our website + 10% off at our online store for one year

Tier 2: Invest $500+ and receive a Custom Colorado Sake Company Hat or T-Shirt

Tier 3: Invest $1000+ and receive a 12 pack of The Original Sake Hard Seltzer

Tier 4: Invest $5000+ and receive our Classic Colorado Sake 4 pack including customized glassware

Tier 5: Invest $10,000+ and receive 5% additional bonus shares and an online, investor's only, 'roll your own sushi class' and private sake tasting with the Colorado Sake Co. founders

Tier 6: Invest $25,000+ and receive 5% additional bonus shares and a VIP Sake Club Membership (includes quarterly shipments of newest flavors and special releases)

Tier 7: Invest $50,000+ and receive 5% additional bonus shares and name your own fermentation tank! A rare and fun opportunity for our newest investor...be as creative as you like and you will of course receive ample amounts of fresh juice from your new favorite squeeze!

Tier 8: Invest $100,000+ receive 5% additional bonus shares and a 3-day (all expenses paid) trip for you and a plus one to Denver, Colorado! You'll get the chance to meet our team who will tour you through our production facility and taproom. Get hands on in the brewery crafting your own investor's batch of sake, which will go into the tank you name! You'll then be whisked off for an exciting evening in the Rocky Mountains where you'll enjoy an exclusive sake tasting and paired Chef's dinner with the company's founders!

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Colorado Sake will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $1.00/share, you will receive and own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Colorado Sake Co - Pitch Video Treatment

Visuals: *Rice Fields, Rice Harvesting, California Rice fields, Rocky Mountains, Denver*

(Heather and William walking into the brewery, starting from the back walking forward)

William: Hey! I'm William, and this is my partner Heather, and we are the proud owners of Colorado Sake (*lift arms up*) - Colorado's only Sake brewery!

Visuals: *Outdoor shot of Colorado Sake, inside of brewery, pouring sake into glasses etc.*

Heather: We are so excited to be 1 (*shows 1 with hand*) of only a handful of sake breweries in the nation, of which only a small fraction are American run companies like us!!!

Here's a little peek into what we've been up to the last few years...

(William & Heather Loading Sake into Vehicle)

William: Colorado Sake was founded in 2016 and was eventually opened in 2018.

Heather: We spent 2 years on R&D and jumped through all kinds of legal hoops here in Colorado, we weren't going to give up that easily!

Visuals: *Footage from grand opening,*

(*Voiceover starts*)

William (VO) : After working with our local government, we finally got new legislation written into law. With the governor's approval, we launched the company and haven't looked back since!

Heather (VO) : We are currently Colorado's oldest and only sake brewery & Taproom located in the heart of Denver

(*William Washing Rice*)

William: We've got some of the best water on the planet here!! Which is the same reason the biggest brewery in the world is located just up the road!

Visuals: *Mountain Streams, People hiking etc.*

Heather (VO) : And oh boy do we stay busy... serving delicious sushi out of our brewery 7 days a week

WIlliam (VO) : We also host comedy shows every weekend- keeping the locals happy, fed and laughing is all part of our mission!

Visuals: *More shots of brewery, food, comedy*

(*Heather Loading Rice into Steamer*)

Heather: So, what makes us different from other sake breweries? Well for a start our brew team is female-led.

William (VO): Our brewer's goal is to constantly and creatively push sake to new levels. And they kill it!

Visuals: *Brewing, bottling, pressing steaming rice etc.+*

Heather (VO) : For hundreds of years sake has been a delicious yet, slightly boring product that almost only ever gets paired with sushi.... Until now that is..

(*William Eating pizza with friends*)

William: Since the day we started brewing we have been pushing the limits on what sake is and what it can be! Our traditional offerings and infusions alike can be paired with pizza, steaks, you name it!

Visuals: *close up of bottles & flavors - medium shots - pouring them into glasses*

Heather (VO) : One of our primary goals is to localize the concept of Sake in America. American's access to and understanding of sake has relied almost entirely on imports from Japan for hundreds of years now.

(*Heather & Will Delivering Cases to Store*)

William: It's time to change that! Since we launched in 2018 we haven't been able to keep the shelves stocked with our local product and the support from our state has been incredible!!

Heather: We push everyday to ensure we are making world class products! Our mission is to become the household name for sake in America!

William (VO): With delicious recipes to be proud of and so much market share up for grabs, we believe

Heather (VO): "Local, fresh, delicious and craft" is the way forward! With the hard work, drive and determination of our team we know we'll achieve all of these goals!

William (VO) : 3 years in now and a firm proof of concept, it's time to saddle up and venture outside our beautiful sunshine state! No more hoarding it just for Coloradans -

Visuals: *Sake being poured at taproom, People pulling bottles from coolers and drinking*

(*Heather and Billy back at Brewery*)

Heather: We want to make sure people across the country can enjoy what Colorado Sake has to offer!

William: In order to expand our footprint domestically and beyond - we NEED your help!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.